UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CARDIAC SCIENCE CORPORATION
(Name of Subject Company)
CARDIAC SCIENCE CORPORATION
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
14141A108
(CUSIP Number of Class of Securities)
David L. Marver and Michael K. Matysik
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:
Stewart M. Landefeld, Esq. and Eric A. DeJong, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98109
(206) 359-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 19, 2010, Cardiac Science Corporation, provided the following FAQs to Cardiac Science employees:
Opto Circuits (India) Ltd. Acquisition of Cardiac Science
Internal FAQs
Why did we sell the company?
Cardiac Science was severely challenged by the storm of events that we confronted over the past couple of years. These included the global recession, loss of our Japan AED distributor and associated revenue, and a large AED recall. We no longer had the financial resources to invest in our business or make acquisitions. In addition, the financial challenges we are facing would have made it difficult to survive any significant new adversities that might arise in the future.
Why did we sell to Opto Circuits?
Our Board of Directors and senior management evaluated a number of strategic alternatives. Of those that were considered, the Board determined that the offer from Opto Circuits represented the most attractive alternative from the perspective of our shareholders. We believe that a sale to Opto Circuits will also provide enhanced opportunity for our employees, customers, and business partners.
What were the alternatives? Was there any other deal?
The Board of Directors evaluated a number of strategic alternatives, including selling certain assets of the company. In the end, our Board determined that the transaction with Opto Circuits provided the best value for shareholders.
What is Opto Circuits’ strategy in purchasing Cardiac Science?
Cardiac Science gives Opto Circuits an expanded presence in the US and allows them to leverage our brands and distribution across the globe.
How do I participate in the tender offer and/or sell my shares?
If you are a shareholder of record, you will receive documents relating to the tender offer shortly after Opto commences the tender offer. These documents will include important information about the tender offer and related matters, including detailed instructions on how to tender your shares. If your shares are held through a broker, you will receive information about the tender offer from your broker.
Who do I contact with questions about the tender offer?
Opto Circuits will retain an information agent (BNY Mellon) as part of this process. Contact information for the information agent will be included in the tender offer documents you will receive if you are a shareholder of record. All questions should be directed to that information agent. If your shares are held through a broker, you can also contact them with questions.

What is the timing? When will we be owned by Opto Circuits?
Provided the acquisition process proceeds without interruption, the transaction should close within 90 days.
What is the process from now until the transaction is done?
Within 10 business days after the date of the Merger Agreement (October 19, 2010), Opto Circuits will commence a tender offer for our outstanding common shares. Depending on how many shares are tendered in the tender offer, the process can take more than one path. Either way, we expect the transaction to close within in 90 days.
How will the company be structured – will it be run out of India, Wisconsin (where Opto Circuits subsidiary Criticare is based), or will the company remain separate?
Cardiac Science will become a business unit of Opto Circuits. Opto Circuits has said they intend for us to remain separate from Criticare. In the future, they may make changes to our organization, but their plans are not known at this time. Opto Circuits will make this determination once they have an opportunity to learn more about our business.
Will we still do business as Cardiac Science as a division of Opto Circuits?
Yes. Cardiac Science will become a business unit of Opto Circuits and we will continue to present ourselves to the market as “Cardiac Science,” leveraging our traditional Quinton, Burdick, and Powerheart brands.
What will happen to my benefits?
No immediate changes to your benefits are expected at this time. Opto Circuits may make modifications in the future, but these are not known at this time.
Will there be any change in how my payroll will be handled with Cardiac Science?
No, at least not initially. Cardiac Science will continue to utilize ADP as our current payroll provider.
What happens to my shares of Cardiac Science stock?
•	ESPP: Shares you own through the ESPP are yours. If the deal closes, you will be paid $2.30 for each share tendered, less taxes, if any, or such shares will be cashed out in the second-step merger, if you do not tender.

•	Stock options: If the tender offer is consummated, your stock options will vest immediately prior to the effective time of the second-step merger and all outstanding options will be cancelled as of the effective time of the merger. Options with exercise prices above $2.30 per share will have no cash value. Options with exercise prices below $2.30 will be cashed out for the difference between the $2.30 per share offer price and your per share exercise price, subject to any required withholding of taxes.

•	Restricted Stock Units (RSUs): If the tender offer is consummated, all your RSUs will vest immediately prior to the effective time of the second-step merger. Each RSU will then be cancelled at the effective time of the merger and you will receive, in full settlement of such RSU, cash in the amount of $2.30 multiplied by the number of shares of common stock subject to your RSU, less to any required withholding of taxes.

Who will be the senior leadership after the acquisition?
Most of the senior leadership is expected to remain intact, but there may be a few changes once the transaction becomes final. This is a determination Opto Circuits will make in the coming weeks.
Are we going to be reorganized?
Opto Circuits will probably make some changes to the organization, but these are not known at this time. They will make this determination once they have an opportunity to learn more about our business.
Are there going to be layoffs?
Opto Circuits will probably make some changes to the organization, but these are not known at this time. They will make this determination once they have an opportunity to learn more about our business. They have not told us of any layoff plans.
Is my pay or position going to be changed?
Opto Circuits will probably make some changes to the organization, but these are not known at this time. They will make this determination once they have an opportunity to learn more about our business. They have not told us of any intention to change the organization.
Will I be asked to relocate?
Opto Circuits will probably make some changes to the organization, but these are not known at this time. They will make this determination once they have an opportunity to learn more about our business. Depending on the changes they make, Opto Circuits may ask some employees to relocate but their plans are not known at this time.
Will either Cardiac Science or Opto Circuits do anything to help me if my position is eliminated after the transaction closes?
It is premature to discuss position eliminations, since Opto-Circuits has told us that they have not yet determined what changes they may make to the organization or what retention or severance arrangements may be appropriate. In the event eliminations do occur, we expect that affected employees will be treated fairly.
How will this transition impact me immediately?
No immediate changes are anticipated, so simply stay focused on your current position and duties, effectively serving our customers and business partners.
Can you provide me any assurance for my future at Cardiac Science?
This transaction strengthens Cardiac Science. Opto Circuits brings financial strength, low-cost operational capabilities, and global reach. Employees should have greater opportunity to grow in their career with Cardiac Science now that we are part of Opto Circuits. As always, there are no assurances for future employment.
Will our name change to Opto Circuits?
No. Opto Circuits has traditionally retained the names of the companies they have purchased and their current plan is for us to remain “Cardiac Science.”

Will the brands change?
No. Opto Circuits is acquiring Cardiac Science in part because of the strength of our Burdick, Quinton, and Powerheart brands. They plan to increase the strength and reach of our brands, not change them.
Will the sales teams change?
They have not communicated any plans to change the sales teams. In the future, our sales teams may work collaboratively with those from other Opto Circuits’ companies, such as Criticare, but these plans are not yet known.
Will we be able to sell Criticare or other OCI products?
In the short term, Opto Circuits will keep things are they are today with focus on Cardiac Science products. We have many new products to sell (particularly in Monitoring) and those technologies merit your full attention. In the future, it is possible you will be able to sell additional products from Criticare or other OCI companies.
Will we still launch/support all products (Vital Signs, ABI)?
Current plans call for Cardiac Science to continue to sell and support all the products in our pipeline. Opto Circuits has not communicated their future plans for our product portfolio.
If I have questions that haven’t been addressed in this FAQ, who do I contact?
For business-related questions, please contact your manager. For HR-related questions, contact your local HR representative.
Important Additional Information
The tender offer for the outstanding common stock of Cardiac Science Corporation (the “Company”) referred to in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Opto Circuits (India) Ltd. (“Opto Circuits”) and a wholly-owned subsidiary of Opto Circuits (“Merger Sub”) intend file with the Securities and Exchange Commission. At the time the offer is commenced Opto Circuits and Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the tender offer documents, once available, from the information agent (BNY Mellon) for the tender offer or from the Company’s Investor Relations at 949.474.4300.

Forward Looking Statements
This document contains forward-looking statements relating to the potential acquisition of Cardiac Science Corporation by Opto Circuits, including the expected dates of closing of the tender offer and merger and the potential benefits and consequences of the acquisition. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of Cardiac Science Corporation’s stockholders will tender their stock in the tender offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2009 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect Cardiac Science Corporation’s expectations as of the date of this document. Cardiac Science Corporation undertakes no obligation to update the information provided herein.